UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38521

FAR POINT ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

18 West 18th Street

New York, NY 10011

(212) 715-3880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

UNITS, EACH CONSISTING OF ONE SHARE OF CLASS A COMMON STOCK, $0.0001 PAR VALUE, AND

ONE-THIRD OF ONE REDEEMABLE WARRANT

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

WARRANTS, EACH EXERCISABLE FOR ONE SHARE OF CLASS A COMMON STOCK

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On August 28, 2020, Global Blue Group Holding AG (the “Company”), a Swiss stock corporation (Aktiengesellschaft), completed a business combination pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of January 16, 2020, entered into by and among SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc. (“US Merger Sub”), Global Blue Holding L.P., the individuals listed on Section 1.01(a) of the Company Disclosure Schedules of the Agreement, Global Blue Group AG, Far Point Acquisition Corporation (“FPAC”), a Delaware corporation, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative, solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC, a Delaware limited liability company, and Jacques Stern, solely in his capacity as the Management Representative, providing for the merger of FPAC with and into US Merger Sub, following which FPAC became a wholly-owned subsidiary of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934 Far Point Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 10, 2020	FAR POINT ACQUISITION CORPORATION

	By:	/s/ JOSEPH OSNOSS
Joseph Osnoss
President and Chief Executive Officer